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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13G

                  Under the Securities and Exchange Act of 1934

                               (Amendment No. 2)*


                        BRAVO! FOODS INTERNATIONAL CORP.

                    -----------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                  --------------------------------------------
                         (Title of Class of Securities)

                                    10566101
                 ----------------------------------------------
                                 (CUSIP Number)


                                December 31, 2004
               --------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [_] Rule 13d-1(b)

          [X] Rule 13d-1(c)

          [_] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No.  10566101.
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1. NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


Larry (lAWRENCE) Frisman
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

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3. SEC USE ONLY



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4. CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

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NUMBER OF                  5.  SOLE VOTING POWER         4,770,000
SHARES BENE-               _____________________________________________________
FICIALLY OWNED             6.  SHARED VOTING POWER         494,000
BY EACH                    _____________________________________________________
REPORTING                  7.  SOLE DISPOSITIVE POWER    4,770,000
PERSON WITH                _____________________________________________________
                           8. SHARED DISPOSITIVE POWER     494,000
--------------------------------------------------------------------------------

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  5,264,000

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9          10.4%
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON* IN

CUSIP No. 10566101


Item 1(a).  Name of Issuer:

                  BRAVO FOODS INTERNATIONAL CORP.

Item 1(b).  Address of Issuer's Principal Executive Offices:

                       11300 U.S. HIGHWAY 1, SUITE 202

                       NORTH PALM BEACH, FL 33408

Item 2(a).  Name of Person Filing:

                  Larry (Lawrence) Frisman

Item 2(b).  Address of Principal Business Office, or if None, Residence:

                  5550 Glades Road
                  Suite 414
                  Boca Raton, Florida 33431

Item 2(c).  Citizenship:

                   United States

Item 2(d).  Title of Class of Securities:  Common Stock

Item 2(e).  CUSIP Number:  10566101


Item 3.  Not Applicable


Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned: 5,264,000
______________________________________________________________________

     (b) Percent of class: 10.4%
----------------------------------------------------------------------

     (c) Number of shares as to which such person has:

          (i) Sole power to vote or to direct the vote 4,770,000

          (ii) Shared power to vote or to direct the vote 494,000

          (iii) Sole power to dispose or to direct the disposition of 4,770,000

          (iv) Shared power to dispose or to direct the disposition of 494,000

Item 5.  Ownership of Five Percent or Less of a Class.

   Not applicable.


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

                  Not Applicable


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                  Not Applicable


Item 8.  Identification and Classification of Members of the Group.

                  Not Applicable

 Item 9.  Notice of Dissolution of Group.

                  Not Applicable

Item 10.  Certifications.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                             February 7, 2005


                                             /s/ Larry (Lawrence) Frisman
                                             ----------------------------